Mail Stop 4561

August 8, 2007

Mr. Dale B. Shafer
Interim Chief Financial Officer
Oak Hill Financial, Inc.
14621 S.R. 93
Jackson, OH 45640

      Re: Oak Hill Financial, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Form 10-K/A for the Fiscal Year Ended December 31, 2006
              File No. 0-26876

Dear Mr. Shafer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              John P. Nolan
              Accounting Branch Chief